FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                January 20, 2006

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                               (Registrant's name)


                                 15 Adam Street
                            London, England WC2N 6LA
              (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: January 20, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary


  SMITH & NEPHEW ANNOUNCEMENT DATES FOR 2006 AND DETAILS OF THE BRIEFING AT THE
                    AMERICAN ACADEMY OF ORTHOPAEDIC SURGEONS

20 January 2006

Smith & Nephew plc (NYSE:SNN; LSE:SN) will announce its preliminary results for 2005 at 11am GMT/6.00am EST on 9 February 2006. A presentation for analysts will be held at 1.00pm GMT/8.00am EST which can be seen live via webcast on the Smith & Nephew website at www.smith-nephew.com and available on the site archive shortly afterwards.

The company will announce its quarterly results through the year as follows:

Quarter 1                                             27 April 2006
Interims/Quarter 2                                    27 July 2006
Quarter 3                                             2 November 2006

The company will host a meeting for analysts and investors at the American Academy of Orthopaedic Surgeons (AAOS), the largest orthopaedic congress in the world, at 8.00am (EST) on Wednesday 22 March 2006 in Chicago.

The meeting will be hosted by Sir Christopher O'Donnell, Chief Executive, with presentations from Dave Illingworth, President of Smith & Nephew's orthopaedics business, and Jim Taylor, President of the endoscopy business. The presentations will focus on Smith & Nephew products being exhibited by the orthopaedic and endoscopy businesses at the surgeon meeting. These will also be broadcast live by webcast on the Smith & Nephew website and will be available on the site archive shortly afterwards.

About Us

Smith & Nephew (LSE: SN, NYSE:SNN) is one of the world's leading medical devices companies, specialising in Orthopaedics, Endoscopy and Advanced Wound
Management. Smith & Nephew ranks as the global leader in arthroscopy and advanced wound management and is the fastest growing full-line orthopaedics company in the world.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeon and healthcare professional customers, with whom its name is synonymous with the highest standards of performance, innovation and trust. The company has over 8,500 employees and operates in 33 countries around the world, generating sales of over GBP1.25 billion.

Enquiries:

Smith & Nephew UK
Julie Allen                                             Tel: +44 (0)20 7401 7646
Investor Relations Coordinator

Financial Dynamics UK
David Yates/Ben Atwell                                  Tel: +44 (0)20 7831 3113

Financial Dynamics US
Jonathan Birt                                           Tel: +1 212 850 5634